FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Subject: Appointment of Executive Director

Pursuant to the approval granted by Reserve Bank of India (RBI) vide its letter dated July 28, 2016, the Board of Directors at its Meeting held today has taken on record the appointment of Mr. Vijay Chandok as an Executive Director effective July 28, 2016.

We have disclosed the below information to the domestic stock exchanges pursuant to the requirements of Indian Listing Regulations:

Reason for change	Appointment
Date of appointment	July 28, 2016
Brief Profile

Mr. Chandok joined the ICICI Group in 1993. In his 23 years with the ICICI Group, he has worked in corporate banking, prior to leading the SME business and the International Banking Group. He was also the Head of ICICI Bank’s Retail Assets and Rural & Agri Banking Group and Vice Chairman of ICICI Home Finance Company Limited in 2008-2009. He also led the integration of the erstwhile Sangli Bank with ICICI Bank. He is on the Board of ICICI Lombard General Insurance Company Limited, ICICI Investment Management Company Limited, ICICI Bank UK PLC and ICICI Bank Canada. He also chairs the ICICI Investment Management Company which manages the Emerging India Fund and Private Equity Fund, aimed at the SME segment.

Under Mr. Chandok’s leadership, ICICI Bank has won awards for being India’s Best Bank in SME financing (private sector) in 2008 (by Dun & Bradstreet) and the Asian Banker Award for Excellence in SME Banking in Asia Pacific, Central Asia and Gulf Region in 2009.

In the International Banking space (IBG), Mr. Chandok has been focusing on strengthening the Bank’s franchise across overseas locations (16 locations including subsidiaries in UK & Canada) through leveraging the economic corridors between India and the rest of the world, initiating and developing banking relationships with MNC corporates and building a stable and diversified international funding base. During his tenure, IBG has won several awards including The Best Borrower from India by Finance Asia for four consecutive years (2012 -2015) & Dun & Bradstreet’s Best Bank in Private sector for International Business Development consecutively for five years (2011 to 2015).

Mr. Chandok holds a Master’s degree in Management Studies from Narsee Monjee Institute of Management Studies, Mumbai. He also holds a Bachelor’s degree in Mechanical Engineering from the Indian Institute of Technology (Banaras Hindu University), Varanasi (formerly IT-BHU).

Vijay Chandok is responsible for the SME business, Commercial banking and the International Banking Group of the Bank.

Disclosure of relationships between directors	Mr. Vijay Chandok is not related to any other director of the Bank.

Please take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 29, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary